[Letterhead of Nina D. Gillman, Vice President, Senior Associate General Counsel and Assistant Secretary of Colgate-Palmolive Company]

September 1, 2005

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Errol Sanderson

Re:	Colgate-Palmolive Company
Registration Statement on Form S-3
File No. 333-126987

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Colgate-Palmolive Company (the “Company”) hereby requests that the effectiveness of the above-referenced registration statement (the “Registration Statement”) be accelerated to Tuesday, September 6, 2005, at 4.00 pm (Eastern Daylight Savings Time), or as soon thereafter as practicable.

The Company acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 1, 2005

Please contact the undersigned or Joyce McCarthy at (212) 310-2550 with any questions you may have.

Very truly yours,

COLGATE-PALMOLIVE COMPANY

By: ___/s/ Nina D. Gillman___________________
Nina D. Gillman Vice President, Senior Associate General Counsel and Assistant Secretary

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